SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of October, 2007

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                 RYANAIR LAUNCHES BIGGEST EVER SUMMER SCHEDULE

              40,000,000 SUMMER SEATS RELEASED ON WWW.RYANAIR.COM

                              50% OFF LOWEST FARES


Ryanair, Europe's largest low fares airline today (Friday, 12th October 2007) launched its summer schedule on www.ryanair.com. All of the 40,000,000 seats released in today's summer schedule will be covered by Ryanair's lowest fare guarantee. No other airline matches Ryanair's low fares. That's GUARANTEED.

Speaking today in London Ryanair's CEO Michael O'Leary said:

    "Next summer, Ryanair passengers will enjoy a record 40,000,000 seats on 556 routes at unbeatable prices. That is 150 routes more than last year and more than 200,000 low fare seats every single day of the summer. From London, passengers will enjoy Ryanair's lowest fares on 113 routes, as we bring back summer favourites like Almeria, Brest, Genova, Pula and Rodez.

    "To celebrate the release of our biggest ever summer schedule we slashing 50% off our lowest fares. No one beats Ryanair for price, choice or reliability and our advice to passengers who want the guaranteed lowest fares is to book their summer bargains on www.ryanair.com".


Ends.                             Friday, 12th October 2007

For further information:
Peter Sherrard - Ryanair         Robert Marshall - Murray Consultants
Tel: 00 353 1 812 1228           Tel: 00 353 1 4980 300











                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 12 October 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director